UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Amendment No. 4)
SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934
QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME

(Name of Subject Company (issuer))

QUILMES INDUSTRIAL S.A.
(Translation of Issuer’s Name into English)

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME

(Name of Filings Persons (identifying status as offeror, issuer or other person))

Registered Office: 84, Grand Rue L-1660 Luxembourg
Registered Number: RCS Luxembourg B 32501

Class B Common Shares, without par value
American Depositary Shares, each of which represents two (2) Class B Shares, without par value, evidenced by American Depositary Receipts
(Title of Class of Securities)

74838Y20
(CUSIP Number)

Miguel Gomez Eiriz
Chief Financial Officer
84, Grand Rue L-1660 Luxembourg,
Grand-Duchy of Luxembourg.
(352) 47 38 85

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
________________
WITH COPIES TO:
Diane G. Kerr
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
(212) 450 4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the bidder)

This statement is filed in connection with (check the appropriate box):

a)	[ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b)	[ ] The filing of a registration statement under the Securities Act of 1933.

c)	[X] A tender offer.

d)	[ ] None of the above

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies:  [  ]

Check the following box if the filing is a final amendment reporting the results of the transaction:  [  ]

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
$385,596,349.00	n/a
* Set forth the amount on which the filing fee is calculated and state how it was determined.

[✓]Check the box if any part of the fee is offset as provided by the Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,837.81
Form or Registration Number:	Schedule TO-T
Filing Party:	Companhia de Bebidas das Américas - AmBev
Date Filed:	12-28-07

This Amendment No. 4 to the Rule 13E-3 Transaction Statement filed by Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa” or the “Company”) on January 14, 2008 (such Statement as amended by Amendment No. 1 thereto filed by Companhia de Bebidas das Américas – AmBev (“AmBev” or the “Offeror”) on January 16, 2008, by Amendment No. 2 thereto filed by Quinsa on January 28, 2008, by Amendment No. 3 thereto filed by Quinsa on January 29, 2008 and by this Amendment No. 4, the “Transaction Statement”) relates to the offer by AmBev to purchase any and all outstanding Class A Shares and Class B Shares (including Class B Shares held as American Depositary Shares (“ADSs”)) of the Company that are not owned by AmBev or its affiliates upon the terms and subject to the conditions set forth in the Offer to Purchase, including all schedules thereto, and in the related Letters of Transmittal filed by the Offeror on December 28, 2007 (which, as amended or supplemented from time to time, together constitute the “Offer to Purchase”).  The information set forth in the Offer to Purchase and in the Schedule TO-C filed by the Offeror on December 26, 2007, is, where specified herein, expressly incorporated by reference in response to items of the Transaction Statement, and is supplemented by the information specifically provided herein.  Capitalized terms defined in the Offer to Purchase and used herein without definition shall have the meanings specified in the Offer to Purchase.

     ITEM 8. FAIRNESS OF THE TRANSACTION.

     The section of this Item 8 that begins with the heading “Background of the Offer” is hereby amended and restated in its entirety to read as follows:

“Background of the Offer

During the week prior to AmBev’s announcement that it intended to make the Offer, representatives of AmBev informed certain members of Quinsa’s management that AmBev was considering entering into discussions with certain of Quinsa’s shareholders with respect to the possibility of AmBev making a tender offer for the Quinsa shares not owned by AmBev and of such shareholders agreeing to tender their shares in the offer.  AmBev did not disclose to Quinsa any proposed terms of the possible offer and did not request any information from Quinsa or solicit any recommendation or advice from Quinsa or the Board.

On December 21, 2007, AmBev announced that its board of directors had approved a plan to make the Offer and that Arnhold and S. Bleichroeder Advisers, Punch Card Capital and Duma Capital Partners (collectively, the “Shareholder Group”) had agreed to sell their shares, totaling a 3.22% economic interest in Quinsa.

On December 28, 2007, AmBev commenced the Offer.

On January 29, 2008, AmBev issued a press release announcing that as of the close of business on January 28, 2008, 6,277,001 Class B shares (including Class B shares held as ADSs) of Quinsa, representing 71.3% of the outstanding Class B shares of Quinsa not owned by AmBev or its subsidiaries, had been tendered in and not withdrawn from the voluntary offer made by AmBev, which exceeds the threshold of 5,968,722 Class B shares (including Class B shares held as ADSs) at which AmBev had agreed to increase the Offer price.  Therefore, the Offer price has been increased to U.S.$4.125 per Class A share, U.S. $41.25 per Class B share and U.S.$82.50 per ADS pursuant to the terms and conditions of the Offer.  Furthermore, AmBev announced that, in order to comply with applicable law, the Offer period has been extended until 5:00 P.M. NY time (11:00 P.M. Luxembourg time) on February 11, 2008.

Purpose of the Offer

AmBev has indicated in the Offer to Purchase that its purpose and plan is to acquire all of the Quinsa shares and ADSs that it does not already own and thereafter for Quinsa to delist its Class A shares and its Class B shares from the LSE, to delist its ADSs from the NYSE, to terminate its ADS facility and, as and when permitted by applicable law and regulation, to terminate the registration of the Class B shares under the Exchange Act.

Except as described in the Offer to Purchase and in this Statement, Quinsa has no plans, proposals or negotiations which relate to or would result in (i) any significant change in the working conditions of the employees of the Company or its subsidiaries, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company, (iv) any material change in the Company’s present dividend policy, or (v) any other material change in the Company’s business.

Review of the Offer by the Board

The Board met on December 28, 2007 and again on January 14, 2008 to consider the Offer.

The December 28 Meeting

Promptly after AmBev’s press release dated December 21, 2007, the Board began a process to put itself in a position to determine whether the Offer is fair to shareholders of the Company other than AmBev and its affiliates and to decide whether to recommend that these shareholders tender their shares in the Offer.

On Friday, December 28, 2007, the Board met to review the announcements made by AmBev with respect to the Offer as reflected in AmBev’s press releases dated December 21, 2007 and December 28, 2007 and to select and engage a financial adviser and legal counsel to advise the Board in connection with its consideration of the Offer.  All of the directors were present.  The Board reviewed a proposal from Citigroup Global Markets Inc. (“Citigroup”) that, among other matters, disclosed Citigroup’s engagement by the Board in connection with the tender offer made by AmBev for the Company’s shares in 2007 and the engagements of Citigroup by AmBev and its affiliates.  The Board reviewed the fact that, in 2007, it had concluded that Citigroup’s prior relationships with AmBev as of that time did not impair Citigroup’s judgment or ability to render a fairness opinion to the Board.  In particular, the Board reviewed that it had previously considered the past relationship between Citigroup and AmBev, including the fact that Citigroup had prepared a report in 2006 on behalf of AmBev, and that it also had considered the nature of that relationship, the identity of the persons involved, the scope of the overall relationship between Citigroup and AmBev as compared to those existing between AmBev and other investment banking firms having the expertise to provide the service being requested of Citigroup, and the terms upon which Citigroup was prepared to render its services.  At the December 28 meeting, the Board reviewed the nature and scope of each engagement or relationship entered into between Citigroup and AmBev since the time of the Board’s prior analysis including the fact that Citigroup had acted as a joint bookrunner in a $161 million international bond issuance by an AmBev subsidiary in July 2007.  The board also discussed Citigroup’s extensive prior knowledge of the Company, its expertise in the Company’s industry and its experience in advising the Board.  After taking all of these factors into consideration, the Board determined to retain Citigroup.  The Board also decided to retain Davis Polk & Wardwell, as U.S. counsel, and Elvinger, Hoss & Prussen, as Luxembourg counsel, in connection with the Offer.

The January 14 Meeting

On January 14, 2008, the Board met to review the Offer.  All of the directors were present.  The Board reviewed and discussed the terms of the Offer.

Following this discussion, Citigroup, the financial institution selected by the Board to act as its financial adviser in connection with the Offer, made a presentation to the Board reflecting the valuation analysis that Citigroup had done for purposes of evaluating the Offer and delivering to the Board an opinion with respect to the fairness, from a financial point of view, of the consideration proposed to be paid in the Offer. After completing its presentation, Citigroup delivered to the Board its written opinion, dated January 14, 2008, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in the opinion, (i) the consideration offered to holders of Class A shares in the Offer is fair, from a financial point of view, to the holders of Class A shares and (ii) the consideration offered to holders of Class B shares (including those held in the form of ADSs) in the Offer is fair, from a financial point of view, to the holders of Class B shares, in each case other than AmBev and its affiliates.  A summary of Citigroup’s written opinion is set forth below.  At the conclusion of this meeting, the Board determined that the Offer is fair to shareholders of the Company other than AmBev and its affiliates and decided to recommend that these shareholders tender all of their shares in the Offer.  See “Item 8. Fairness of the Transaction- Determination of Fairness by the Board” and “Item 8. Fairness of the Transaction – Recommendation of the Board of Directors”.

Determination of Fairness by the Board

In unanimously determining that the Offer is fair to the Company’s unaffiliated shareholders, the Board considered both the substantive fairness and the procedural fairness of the Offer to these shareholders.  In connection with its consideration of both substantive fairness and procedural fairness, the Board considered various factors.  The Board did not assign any specific weights to the factors discussed below. Rather, its determinations were made after consideration of all of these factors as a whole.

Substantive Fairness

In unanimously determining that the Offer is substantively fair to the Company’s unaffiliated shareholders the Board considered a number of factors, including the following:

•
The Board’s financial adviser, Citigroup, concluded that, and delivered to the Board its opinion, dated January 14, 2008, to the effect that, as of the date of the opinion, the consideration offered to holders of Class A shares and Class B shares (including those represented by ADSs) in the Offer is fair to such holders from a financial point of view.  The full text of Citigroup’s opinion, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the review undertaken, is attached hereto as Exhibit (c)(i) and is incorporated herein by reference.  Citigroup makes no recommendation to any shareholder regarding how such shareholder should vote or act on any matters relating to the Offer.  Holders of Class A shares and Class B shares are urged to read the Citigroup opinion carefully and in its entirety;

•
Citigroup’s financial presentation and analysis dated January 14, 2008 which was presented to the Board and adopted by the Board at its January 14th meeting and which is more fully described below under the heading “Opinion of Citigroup Global Markets Inc.”;

•	The fact that the Offer price falls within the range of fairness under each valuation methodology employed by Citigroup

•
The fact that, as of December 21, 2007, the last full trading day before AmBev’s announcement of the Offer, to Quinsa’s knowledge, the Offer price represented the highest price per share ever paid for the Company’s stock in an open market transaction on either the NYSE or the LSE or in a privately negotiated transaction since the Company has been listed on the LSE and the NYSE;

•
The fact that, the Offer price represents a premium of 21.25% over the last reported ADS price, 21.16% over the last reported Class B share price and 21.27% over the last reported Class A share price on December 21, 2007, the last full trading day before AmBev’s announcement of the Offer;

•
The fact that, as of December 21, 2007, the last full trading day before AmBev’s announcement of the Offer, the Offer price represented a 4.05% premium over the then highest reported price for the ADSs on the NYSE ($78.09 on July 9, 2007);

•
The fact that, as of December 21, 2007, the last full trading day before AmBev’s announcement of the Offer, the Offer price represented a 9.78% premium over the then highest reported trading price for the Company’s Class B shares on the LSE ($37.00 on April 3, 2007);

•
The fact that, as of December 21, 2007, the last full trading day before AmBev’s announcement of the Offer, the Offer price represented a 4.10% premium over the then highest trading price ever recorded for the Company’s Class A shares on the LSE ($3.90 on March 29, 2007);

•
The fact that, there is limited market liquidity for the Company’s shares, that this liquidity will be reduced significantly whether or not shares are tendered pursuant to the Offer, and that reduced liquidity might adversely affect the value of shares remaining in the hands of unaffiliated shareholders;

•
AmBev’s stated plans to have Quinsa delist the Class A shares and the Class B shares from the LSE, to delist the ADSs from the NYSE, to terminate the ADS facility and, as and when permitted by applicable law and regulation, to terminate the registration of the Class B shares under the Exchange Act, if completed, might impair the value of shares remaining in the hands of unaffiliated shareholders.;

•
The Offer provides the Company’s shareholders who are considering selling their Class A shares or Class B shares with the opportunity to sell their shares at the Offer price without incurring the transaction costs typically associated with market sales; and

•	The consideration to be paid to the Company’s shareholders consists entirely of cash.

The Board evaluated the Citigroup financial presentation and analysis and concluded that it was based on reasonable assumptions and that the valuation methodologies set out therein are the most appropriate valuation methodologies for the Shares and the Offer.  The Board concluded that this presentation and analysis, as well as Citigroup’s opinion supported a conclusion that the Offer is substantively fair to unaffiliated Company shareholders because these factors support the conclusion that the consideration being offered to the Company’s shareholders is fair from a financial point of view.

In assessing the substantive fairness of the Offer the Board compared the Offer price to the various historical market trading prices of the Company’s stock described above.  The Board selected these historical prices because, in each case, the relevant trading day preceded the date of AmBev’s announcement of the Offer and thus the applicable market trading price should not have been affected by the existence of the Offer or the Offer price and because the historical prices were either all time high prices for the Company’s shares or were recent market prices for these shares.  The Board reasoned that the market trading price of the Company’s stock is an appropriate factor to consider when assessing the fair value of the Company’s stock and accordingly that the fact that the Offer price exceeds the respective market prices listed above supports a conclusion that the Offer is substantively fair to the Company’s unaffiliated shareholders.  In evaluating substantive fairness, the Board also considered the form of consideration being offered by AmBev and noted that the Offer price will be paid entirely in cash.

The Board concluded that cash consideration supports a conclusion of substantive fairness because if offers unaffiliated shareholders certainty of value.

As part of determining that the Offer is substantively fair to the Company’s unaffiliated shareholders, the Board evaluated the existing and anticipated market liquidity for holders of shares.  If AmBev purchases shares or ADSs pursuant to the Offer, the liquidity of the Class A shares not tendered in the Offer may be substantially reduced and the liquidity of the Class B shares and the ADSs not tendered in the Offer will be substantially reduced.  The Shareholder Group is obligated under the terms of its agreements with AmBev to tender all of the shares it owns (as of January 4, 2008, approximately 43% of the Class B shares not owned by AmBev and its affiliates) in the Offer.  Consequently, even if no other Class B shares were tendered, there would be an over 40% reduction in the market liquidity of the Class B shares.  Moreover, unless the Shareholder Group breaches its obligations under its agreements with AmBev or certain other customary conditions fail to be satisfied, AmBev is obligated to buy the Shareholder Group’s shares even if the Offer is terminated and no shares are purchased thereunder.  As a result, the Board concluded that, subject to these very limited exceptions, the market liquidity of the Class B shares will be reduced by more than 40% regardless of the position taken by the Board with respect to the Offer and regardless of the actions taken by unaffiliated shareholders in response to the Offer.

The Board also noted that the agreements between AmBev and the Shareholder Group prohibit members of the Shareholders Group from purchasing Quinsa shares for a period of five years from the date of the sale of their shares to AmBev.  Based on filings on Schedule 13D made by the Shareholder Group, it appears that members of the Shareholder Group have been active buyers of the Company’s shares.  Upon the closing of the transactions contemplated by the agreements between the Shareholder Group and AmBev, these shareholders may no longer act as buyers for shares held by shareholders who elect not to tender their shares in the Offer.  Consequently, these shareholders will no longer be available as sources of market liquidity for other shareholders who may wish to sell their shares.

After determining that the Offer and the agreements between AmBev and the Shareholder Group will significantly reduce the market liquidity of the Class B shares, the Board also considered AmBev’s stated plans with respect to delisting the Class A shares and the Class B shares from the LSE, delisting the ADSs from the NYSE, terminating the ADS facility and, as and when permitted by applicable law and regulation, terminating the registration of the Class B shares under the Exchange Act.  The Board concluded that these plans, if carried out, would be likely to further impair market liquidity and that there might not exist any organized trading market in which shareholders could dispose of their shares.  The Board also noted that, if these plans were fully implemented, the Company’s obligation to publicly disclose financial and other information regarding its business, its obligation to have independent directors on the Board, its obligation to maintain an audit committee and its obligation to comply with the Sarbanes-Oxley Act, certain requirements of Luxembourg law and other rules and regulations also would terminate.

The Board concluded that a substantial reduction in market liquidity, and/or the other effects of the implementation of AmBev’s plans described above, might reasonably be expected to materially decrease the value of the shares held by the Company’s unaffiliated shareholders and that these shareholders might find it difficult in the future to realize liquidity on their investment in the Company.  Accordingly, the Board concluded that participating in the Offer might be one of the last and best opportunities for unaffiliated shareholders to realize liquidity at a price that the Board considers fair from a financial point of view.  The Board also noted, that from a value perspective, the Offer has the advantage of allowing shareholders to sell their shares without paying customary transaction costs.

The foregoing discussion of the factors considered by the Board in connection with its determination that the Offer is substantively fair to the Company’s unaffiliated shareholders is not intended to be exhaustive; however, it includes all of the material factors considered by the Board.

In view of these factors and the other information available to it, the Board concluded that it did not need to take any additional steps or consider any additional factors in order to reach its conclusion as to the substantive fairness of the Offer and the Board did not take any other steps or consider any other material factors.

Procedural Fairness

In unanimously determining that the Offer is procedurally fair to the Company’s unaffiliated shareholders the Board considered a number of factors, including the following:

•	The Offer price is the result of an arms length negotiation between AmBev and three of the Company’s largest shareholders, none of whom are affiliated with AmBev;

•
The Board retained Citigroup, a financial adviser that does not have material relationships with AmBev or its affiliates to evaluate the Offer and to advise it as to the fairness, from a financial point of view, of the consideration being offered to unaffiliated shareholders;

•	The members of the Board who are not employees of AmBev and its affiliates unanimously agreed with the actions taken by the Board as a whole;

•	The Board retained counsel not affiliated with AmBev to represent it in connection with its consideration of the Offer;

•	AmBev has not proposed any “squeeze-out” transaction following the Offer; and

•	Shareholders who wish to take advantage of the Offer but still retain an investment in Quinsa may do so by investing the proceeds of the Offer in AmBev, or in its parent company, InBev.

The Board reviewed the facts, as to which it had knowledge, relating to the negotiation of the Offer price.  The Board noted that the Shareholder Group is comprised of three institutional investors, none of whom are affiliated with AmBev and that, according to the Schedule 13D filed by the Shareholder Group, all of these investors are advised by a common professional adviser.  The Board also noted that the Offer price resulted from a direct negotiation between these investors and AmBev and that the Shareholder Group had the incentive to negotiate the highest possible Offer price and the best possible Offer terms from AmBev.  The Board therefore concluded that it had no reason to believe that this negotiation was other than an arms length negotiation between unrelated parties, that the Shareholder Group, in essence, provided the Company’s unaffiliated shareholders with a disinterested representative in the negotiation of the Offer price and other terms and that these factors support a determination that the Offer is procedurally fair to the Company’s shareholders other than AmBev and its affiliates.

In the Board’s view, procedural fairness requires that any professional advice rendered to the Board and on which the Board relies in reaching its conclusions with respect to the Offer be competent, professional and, to the maximum extent practicable, free of any conflict of interest with AmBev and its affiliates.  Accordingly, the Board concluded that retaining Citigroup, a highly competent and experienced financial adviser that does not have material relationships with AmBev or its affiliates, to evaluate the Offer and to advise it as to the fairness of the Offer consideration from a financial point of view, supported a determination of procedural fairness.  Similarly, the Board determined that the retention of highly regarded legal advisers having no conflict of interest with AmBev and reliance on these advisers with respect to matters such as the responsibilities of the Board to Quinsa and its shareholders in connection with the Offer were a material factor contributing to its determination that the Offer is procedurally fair to the Company’s unaffiliated shareholders.

In evaluating the procedural fairness of the Offer, the Board discussed the terms of the Offer in order to assess the extent to which the Company’s shareholders might perceive the Offer as coercive.  The Board noted that the Offer is a voluntary Offer.  Each shareholder may make its own decision as to whether to participate in the Offer and AmBev has not proposed any “squeeze-out” transaction following the Offer.  The Board acknowledged that some shareholders might be concerned about not tendering their shares in the Offer due to concerns about future market liquidity for the Company’s shares.  The Board noted, however, that, as a result of the agreements between AmBev and the Shareholder Group, the Company’s shareholders would be likely to face significantly reduced market liquidity even if no Offer were to take place.  Moreover, the Board noted that, unlike the circumstances that exist in connection with many transactions, the Company shareholders who wish to take advantage of the Offer in order to avoid the risks associated with a possible decrease in market liquidity for the Company’s shares but also to retain an investment in Quinsa’s business may do so by tendering their shares and then reinvesting the proceeds of the Offer in either AmBev or InBev, as both of Quinsa’s parent companies are publicly traded.  In light of these facts, the Board concluded that the Offer is not coercive and that this conclusion supports a determination of procedural fairness.

In evaluating the procedural fairness of the Offer, the Board also considered that, as described below under the heading “Certain Other Information Relevant to Fairness and the Board’s Recommendation”, there was no special committee of directors formed in connection with the Offer, neither Quinsa nor the Board nor any representatives of either entered into any negotiations with AmBev on behalf of the unaffiliated shareholders, a majority of the Board members are affiliates of AmBev and the Board appoints all of Quinsa’s senior management.  The Board balanced these factors against the factors favoring a determination of procedural fairness described above and concluded that the Offer is procedurally fair to the Company’s shareholders other than AmBev and its affiliates.

The foregoing discussion of the factors considered by the Board in connection with its determination that the Offer is procedurally fair to the Company’s unaffiliated shareholders is not intended to be exhaustive; however, it includes all of the material factors considered by the Board.

In view of these factors and the other information available to it, the Board concluded that it did not need to take any additional steps or consider any other material factors in order to reach its conclusion as to the procedural fairness of the Offer and the Board did not take any other steps or consider any other material factors.

Certain Other Information Relevant to Fairness and the Board’s Recommendation

When assessing the Board’s conclusions as to the fairness of the Offer and the recommendation of the Board set forth below in this Statement, shareholders should be aware that the Board is comprised of seven persons all of whom have been appointed by AmBev and that the AmBev controlled Board appoints all of the members of the Company’s senior management.  Of these directors, (i) three are related to AmBev (either as employees, officers, directors or subsidiaries of AmBev), (ii) three are independent (as such term is defined under the Sarbanes Oxley Act of 2002) and (iii) one director is a former officer of AmBev.  All of these directors participated in the analysis and review of the Offer and voted in favor of determining that the Offer is fair to the Company’s shareholders other than AmBev and its affiliates and in recommending that these shareholders tender their shares in the Offer. The Board decided not to establish a special committee for the purposes of evaluating the fairness of the Offer or engaging in any negotiations with AmBev.  No such action is required by Luxembourg law.

The directors of the Company who are employees or nominees of AmBev, may have divided loyalties. As directors their obligation is to act in the best interest of the Company and its shareholders. However, as AmBev employees or nominees, these directors may have loyalties to AmBev as well. Shareholders should take this potential for divided loyalties into account in assessing the Board’s determination of fairness and recommendation with respect to the Offer.

When evaluating the Offer and the recommendation of the Board with respect to it, shareholders also should be aware that, while the Company retained counsel different from counsel representing AmBev to provide separate legal advice to the Company and its directors in connection with the Offer, counsel to Quinsa did not report to the independent directors separately or to persons unaffiliated with AmBev and counsel to Quinsa did not engage, on behalf of the Company’s minority shareholders, in any independent negotiations with AmBev or AmBev’s counsel regarding the transaction or the Offer price.  Furthermore, counsel to Quinsa did not participate in negotiations between AmBev and the Shareholder Group.  Apart from the Board retaining Citigroup as its financial adviser as described in this Schedule, none of Quinsa, the Board (including the independent directors of the Company) or any of their respective representatives hired any separate adviser to prepare a report concerning the fairness of the Offer.

The Offer price was determined by AmBev and the Shareholder Group, without consultation with the Board or Quinsa.  None of Quinsa, the Board or any or their respective representatives made any effort to negotiate any increase in the Offer price.  Quinsa did not consider any alternatives to the Offer.  The Board is not aware of any firm offers from an unaffiliated third party during the past two years for (i) the merger or consolidation of the Company with or into another company, (ii) the sale or transfer of all or the substantial part of the assets of the Company or (iii) a purchase of shares that would enable the holder to exercise control of the Company and therefore did not consider any such offers in assessing the fairness of the Offer.

With respect to the Board’s determination of the fairness of the Offer, the Board did not consider the Company’s liquidation value.  Liquidation value assumes the Company would cease operations, with its value resulting from the sum of the individual assets to be sold.  Intangible assets unable to be sold, such as goodwill, would not be captured in the determination of liquidation value.  The Board does not believe this to be relevant precisely because more substantial value results from the Company continuing to operate and any liquidation would destroy that value.  The Board does not have any present intention to liquidate the Company in the foreseeable future and AmBev has stated in the Offer to Purchase that it does not have any such intention.  Therefore, the Board did not seek any appraisal of liquidation value for purposes of valuing the Class A shares or the Class B shares and the Board believes that the liquidation value of the Company is irrelevant to a determination as to whether the Offer is fair to the shareholders of the Company other than AmBev and its affiliates.  The Board also did not consider net book value, which is an accounting concept, as a factor because the Board believed that net book value is not a material indicator of the value of the Company as a continuous operation but rather is indicative of historical costs.  The Company’s net book value as of December 31, 2006, calculated by dividing shareholders’ equity by the number of shares outstanding, was $0.64 per Class A share and $6.40 per Class B share.  This value is only 15.8% of the Offer price for the Class A shares and the Class B shares.  The Board did not consider going concern value because it does not believe that going concern value is a viable method of valuation for a transaction such as the Offer.  Going concern valuation is a specific method of determining the value of a business by using the revenues of previous years to project future revenues, and it assumes that such revenues will remain unchanged.  Given the volatility in the economies and market condition of the countries in which Quinsa’s subsidiaries conduct their business, which have impacted Quinsa’s past performance significantly, Quinsa believes that assuming that such revenues will remain unchanged in the future would not produce an accurate and realistic value for the Company.  Consequently, the Board did not consider going concern valuation as a viable method of valuation for the Offer

Recommendation of the Board of Directors

After careful consideration and discussion, at the January 14, 2008 meeting, the Board unanimously:

(a) determined that the Offer is fair to the Company’s shareholders other than AmBev and its affiliates; and

(b) decided to recommend that shareholders tender their shares in the Offer.

Reasons for the Board’s Recommendation

The Board decided to recommend that shareholders tender their shares in the Offer because the Board believes that the consideration offered to holders of Class A shares and Class B shares (including those represented by ADSs) in the Offer is fair to such holders from a financial point of view and that the Offer otherwise is substantively and procedurally fair to these shareholders.  For an explanation of the factors upon which the Board based its conclusions with respect to the fairness of the Offer consideration and the Offer and the reasons for the Board’s determination and recommendation, see “Item 8 – Fairness of the Offer – Determination of Fairness by the Board”.”

     In addition, the disclosure following the table that appears under the heading “Comparable Companies Analysis” is supplemented by the following footnote:

Source: IBES estimates, Bloomberg, FactSet and companies’ filings.
(1) Based on Quinsa’s management estimates. Figures based on proportional consolidation of QIB’s stake in each operating subsidiary and on Quinsa’s 92.9% stake in QIB.

      ITEM 16. EXHIBITS.

      Item 16 of the Transaction Statement is hereby supplemented by adding the following exhibit:

(a)(5)(iii)	Press Release of the Company dated January 31, 2008 (incorporated by reference to Amendment No. 3 to the Schedule 14D-9 filed by the Company on January 31, 2008).

SIGNATURE

After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
Date:	January 31, 2008	By:	/s/ Miguel Gomez Eiriz
			Name:	Miguel Gomez Eiriz
			Title:	Chief Financial Officer